



16006267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Mail P... Washington, D.C. 20549

S... o...

ANNUAL AUDITED REPORT

MAY 3 1 2016

FORM X-17A-5 ✳
Wasi... igtur C **PART III**
409

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SEC FILE NUMBER
8- 66217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/15_____ AND ENDING_____03/31/16_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BARNETT & PARTNERS ADVISORS, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

757 Third Avenue, Suite 1703
_____(No. and Street)_____

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
               Craig E. Barnett   (212) 245 6332
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
_____
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___CRAIG E. BARNETT_____ , swear (or affirm) that, to the best

of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_BARNETT & PARTNERS ADVISORS, LLC_____, as

of _____ MARCH 31_____, 2016, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___C E O_____
Title

_____
Notary Public

TARA A. HERNANDEZ
Notary Public State of New York
No. 01HE6242619
Qualified in Bronx County
Commission Expires June 6, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNETT & PARTNERS ADVISORS, LLC

CONTENTS

March 31, 2016

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Notes to Financial Statement	4-5

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

———

(516) 742-2196
FAX (516) 742-5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

BARNETT & PARTNERS ADVISORS, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Barnett & Partners Advisors, LLC (the "Company") as of March 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barnett & Partners Advisors, LLC as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

May 24, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BARNETT & PARTNERS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2016

ASSETS

Current assets:

Cash		$9,693
Total assets		$9,693

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:

Accrued expenses payable		$ 1,250
Total liabilities		1,250

Member's capital:

Member's capital	$ 8,443	
Total Member's capital		8,443
Total liabilities and member's capital		$ 9,693

The accompanying notes are an integral part
of these financial statements.

3

BARNETT & PARTNERS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2016

NOTE 1.   ORGANIZATION:

Barnett & Partners Advisors, LLC (the "Company") was organized in 2003 in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merger and acquisition services and private placement of securities.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES:

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   INCOME TAXES:

The Company is wholly owned by another limited liability company. For tax purposes, the Company is deemed to be a "disregarded entity". As a result, the assets, liabilities, and net income are those of the Parent Company and are included in the Parent Company's tax return.

The Parent Company files its tax return on a cash basis using a calendar year.

NOTE 4.   **SUPPLEMENTAL INFORMATION:**
                 NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At March 31, 2016, the Company had net capital of $8,443 as indicated on page 8 of this audited report, which was $3,443 in excess of its required net capital of $5,000. In April 2016, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $8,443.

NOTE 5.   **CONTINUING SUPPORT:**

The sole member of the Parent Company has indicated his intent to continue to fund operating requirements of the Company through April 1, 2017.



BARNETT & PARTNERS ADVISORS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

MARCH 31, 2016